FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca divests rights for Losec to Cheplapharm

01 October 2019 07:05 BST

AstraZeneca divests rights for Losec to Cheplapharm

Agreement supports AstraZeneca's focus on three main therapy areas

AstraZeneca has agreed to sell the global commercial rights, excluding China, Japan, the US and Mexico, for Losec (omeprazole) and associated brands to Cheplapharm Arzneimittel GmbH (Cheplapharm).

The divestment includes medicines containing omeprazole marketed by AstraZeneca or its collaborators under the Acimax, Antra, Mepral, Mopral, Omepral and Zoltum medicine names.

Ruud Dobber, Executive Vice President, BioPharmaceuticals, said: "This agreement forms part of our strategy of reducing the portfolio of mature medicines to enable reinvestment in our main therapy areas, accelerating the number of innovative new medicines for patients with high unmet medical need. We already have an excellent relationship with Cheplapharm, and their strong European presence and global distribution network will help ensure continued patient access to Losec."

AstraZeneca will continue to manufacture and supply Losec and its associated medicines and commercialise the medicine in markets where it still holds the rights.

Financial considerations
Cheplapharm will pay AstraZeneca approximately $243 million on completion of the agreement, plus sales-contingent milestones of up to $33 million in 2021 and 2022. Income arising from the upfront payment will be reported in the Company's financial statements in 2019 as Other Operating Income. In 2018, Losecsales in the countries covered by this agreement were $98 million, the majority of which were in Emerging Markets. The agreement does not change the Company's financial guidance for 2019. As there were no closing considerations to the transaction, the agreement became effective upon signing.

About Losec
Losec is a proton pump inhibitor discovered and developed by AstraZeneca, which helps to reduce the amount of acid produced by the stomach in patients with gastrointestinal reflux conditions and ulcers. It has a number of approved indications and is commonly prescribed for patients with gastro oesophageal reflux disease.

The commercial rights to Losec and other omeprazole medicines in the US, Japan and Mexico, as well as the commercial rights to the over-the-counter version in France, Finland, Ireland, New Zealand and the Netherlands were previously divested.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism (CVRM), and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow us on Twitter @AstraZeneca.
Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (CV, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 October 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary